UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: September 23, 2021

Commission File Number 001-39237
ATLAS CORP.
(Exact name of Registrant as specified in its Charter)
23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).
Yes  ☐   No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).
Yes  ☐   No ☒

Item 1— Information Contained in this Form 6-K Report
This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp. filed with the SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), and the Registration Statement of Atlas Corp. filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
September 23, 2021
ATLAS CORP.

By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer

Atlas Corp. 23 Berkeley Square London, United Kingdom W1J 6HE c/o 2600—200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.atlascorporation.com
Dear Shareholder:
On behalf of the board of directors, it is my pleasure to extend to you an invitation to attend the 2021 annual meeting of shareholders of Atlas Corp. (“Atlas”) on November 2, 2021. The annual meeting will be held at:
Place:	Reform Club, 104 Pall Mall Street, St. James’s, London, United Kingdom
Date:	Tuesday, November 2, 2021
Time:	8:30 a.m., London Time
The Notice of 2021 Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Atlas. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2021.
The board of directors unanimously recommends that shareholders vote “FOR” the election of the nominated directors and “FOR” the ratification of KPMG LLP, Chartered Professional Accountants, as our independent auditors.
We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by timely completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote online or by telephone. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.
Thank you for your ongoing investment in, and support of, Atlas as we continue to execute our enterprise strategy for long-term profitable growth and shareholder value.
Sincerely,

/s/ Bing Chen
Bing Chen President and Chief Executive Officer

i

ATLAS CORP.

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS
Time and Date	Tuesday, November 2, 2021, 8:30 a.m., London Time
Place	Reform Club, 104 Pall Mall Street, St. James’s, London, United Kingdom
Items of Business	(1) To elect the directors to the Atlas board of directors;
(2) To ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2021; and
(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.
Adjournments and Postponements
Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date
The record date for the annual meeting is September 10, 2021. Only shareholders of record at the close of business on that date will be entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

Voting
Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote online or by telephone. For specific instructions on how to vote your shares, please refer to the section entitled “Questions and Answers” beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

Proxy Materials
Atlas is furnishing proxy materials to its shareholders through the Internet as permitted under the rules of the U.S. Securities and Exchange Commission. Under these rules, many of Atlas’s shareholders will receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the Notice of 2021 Annual Meeting of Shareholders and proxy statement and proxy card. We believe this process gives us the opportunity to serve you more efficiently by making the proxy materials available quickly online and reducing costs associated with printing and postage. Shareholders who do not receive a Notice of Internet Availability of Proxy Materials will receive a paper copy of the proxy materials by mail.

September 23, 2021
By Order of the Board of Directors
/s/ Sarah Pybus
Sarah Pybus Secretary
This notice of annual meeting and proxy statement and form of proxy are being distributed on or about September 23, 2021.

PROXY STATEMENT
The Board of Directors (the “Board”) of Atlas Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (referred to in this proxy statement as “Atlas”, the “Company,” “we” or “us”) is furnishing this proxy statement and the accompanying form of proxy in connection with the solicitation of proxies for the 2021 Annual Meeting of Shareholders of the Company (the “annual meeting”). The annual meeting will be held on November 2, 2021, beginning at 8:30 a.m., London time.
Important Notice Regarding the Availability of Proxy Materials for the
2021 Annual Meeting of Shareholders to be held on November 2, 2021
The Notice of 2021 Annual Meeting of Shareholders and Proxy Statement, our proxy card and other annual meeting materials are available free of charge on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about September 23, 2021. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who have requested them.
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING
Q:	Why am I receiving these materials?
A:
The Board is providing these proxy materials to you in connection with our annual meeting of shareholders to be held on November 2, 2021 at 8:30 a.m., London time. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return your proxy card via mail, or follow the instructions on the proxy card to cast your vote online or by telephone. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use and, upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.

Q:	What items of business will be voted on at the annual meeting?
A:	The items of business scheduled to be voted on at the annual meeting are:
•	the election of directors to the Board; and
•	the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2021.
We will also consider any other business that properly comes before the annual meeting.
Q:	How does the Board recommend that I vote?
A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2021 fiscal year.
Q:	Who is entitled to attend and vote at the annual meeting?
A:
You may attend and vote at the annual meeting if, as of the close of business on September 10, 2021, the record date for the annual meeting (the “record date”), you were a holder of record of the Company’s common shares. On the record date, we had 247,734,931 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

You may vote all shares owned by you as of the record date at the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.
If you were not a shareholder of record on the record date, you may still attend the annual meeting as a guest, but you will not be able to vote before or during the meeting.
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?
A:
Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record
If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use, and upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.
Beneficial Owner
If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, trustee or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.
Since a beneficial owner is not the shareholder of record, you may not vote these shares at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.
Q:	How can I attend the annual meeting?
A:
You are entitled to attend the annual meeting only if you were an Atlas shareholder as of the close of business on the record date or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance to the annual meeting. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 8:30 a.m., London time at the Reform Club, located at 104 Pall Mall Street, St. James’s, London, United Kingdom.

Q:	How can I vote my shares in person at the annual meeting?
A:
If you are a registered shareholder, you can vote during the annual meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in street name, you can vote those shares during the annual meeting only if you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares during the annual meeting, you should request a legal proxy from your broker, bank or other holder of record.

Whether or not you plan to attend the annual meeting, we strongly encourage you to vote your shares by proxy prior to the annual meeting as described below, so that your vote will be counted if you decide not to attend the meeting.
Q:	How can I vote my shares without attending the annual meeting?
A:
Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Holders of record of our common shares may submit proxies by timely completing, signing and dating their proxy cards and mailing them or by casting their votes online or by telephone as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by timely completing, signing and dating the voting instruction cards provided and mailing them or by casting votes online or by telephone as directed on the voting instruction card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Please see the Notice of Internet Availability of Proxy Materials or the information your bank, broker or other holder of record provided you for more information on these voting options. Our proxy card and other proxy materials are available free of charge on the Internet at www.proxyvote.com for you to use and, upon request, we will send you paper copies of the proxy card and other proxy materials for you to use.

Q:	Can I change my vote?
A:
You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?
A:
Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Atlas or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?
A:
A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?
A:
In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).
If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2021 is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.
Q:	What is the voting requirement to approve each of the proposals?
A:
In the election of directors, the eight persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2021 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?
A:
No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, all common shares outstanding as of the close of business on the record date will be entitled to vote. Each common share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?
A:
Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Bing Chen, Graham Talbot and Karen Lawrie, or any of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?
A:
If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary
Atlas Corp.
23 Berkeley Square
London, United Kingdom
W1J 6HE
Fax: +44 843 320 5270
Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.
Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:
We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K furnished by us after the annual meeting.
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals
For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than June 25, 2022. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:
Secretary
Atlas Corp.
23 Berkeley Square
London, United Kingdom
W1J 6HE
Fax: +44 843 320 5270
For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.
Nomination of Director Candidates
You may propose director candidates for consideration by the Board in determining nominees for election at the annual shareholder meeting in 2022. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to elect such nominee and provide the information required by Atlas’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, the deadline for receipt of notice is August 4, 2022.
Copy of Bylaws Provisions
You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.
Q:	How may I obtain Atlas’s Annual Report on Form 20-F filed with the SEC?
A:
The 2020 Annual Report on Form 20-F is available under “Financial Information—Annual Reports” in the Investors section of our website at www.atlascorporation.com and at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	writing us at Atlas Corp., 23 Berkeley Square, London, United Kingdom, W1J 6HE, or fax number +44 843 320 5270;
•	emailing us at info@atlascorporation.com; or
•	calling us at +44 20 7788 7819.
Q:	How may I communicate with Atlas’s Board or the independent directors on Atlas’s Board?
A:	You may submit any communication intended for the Board or the independent directors by directing the communication by mail or fax addressed as follows:
Atlas Corp.
c/o Seaspan Ship Management Ltd.
Suite 2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada
Attention: Chairman of the Board of Directors
Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Standards of Business Conduct Policy are available under “Corporate Governance” in the Investors section of our website at www.atlascorporation.com.
Board Practices
General
Atlas is the successor public company of Seaspan Corporation (“Seaspan”), which completed a holding company reorganization (the “Reorganization”) to become a wholly owned subsidiary of Atlas on February 27, 2020. Save for the addition of Alistair Buchanan as a director effective February 27, 2020, the composition of the Board for the remainder of 2020 was the same as Seaspan’s board of directors prior to the Reorganization.
In February 2021, Mr. Buchanan resigned as a director of Atlas. In July 2021, effective September 1, 2021, the Board appointed Katie Wade as a director to fill the vacancy created by Mr. Buchanan’s resignation. Today, the Board consists of eight members. Each member of the Board is elected or appointed, as applicable, to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of the Board is David Sokol.
The Board has determined that each of the eight nominees for election as members of the Board, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.
The independent directors on the Board considered the independence of Lawrence Chin in light of the fact that he serves as Chief Operating Officer of Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings Limited, our largest shareholder (“Fairfax”), as well as the independence of David Sokol and Lawrence Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our second largest shareholder, and determined that each of Messrs. Chin, Sokol and Simkins is an independent director in accordance with Atlas’s independent director standards. For additional information about the relationships of Messrs. Chin, Sokol and Simkins with our significant shareholders, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2020 Annual Report on Form 20-F.
Committees
The Board currently has two committees, including an audit committee and a compensation and governance committee. The Board previously also had an executive committee; the executive committee was dissolved in March 2021. The membership of the audit committee and the compensation and governance committee during 2020 and as of the date hereof, and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by the Board. The current committee charters are available under “Corporate Governance” in the Investors section of our website at www.atlascorporation.com.
During 2020, the Board held five meetings, the audit committee held five meetings and the compensation and governance committee held six meetings.
The audit committee of the Board is composed entirely of directors who satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. During 2020, the audit committee members were Nicholas Pitts-Tucker (chair), John Hsu, Stephen Wallace and (commencing April 30, 2020) Alistair Buchanan. Mr. Buchanan resigned from the Board in February 2021 and the audit committee is today comprised of the three remaining directors. All members of the committee are financially literate, and our Board determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our Board in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.
The compensation and governance committee of the Board consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee is tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the Board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; and (5) performing such other functions as the Board may assign to the committee from time to time.
The report of the compensation and governance committee is included beginning on page 12 of this proxy statement and the report of the audit committee is included on page 20.
Exemptions from NYSE Corporate Governance Rules
As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) the Board, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.
Unlike U.S. domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that all of our directors, other than Bing Chen, satisfy the NYSE’s independence standards for domestic companies.
Consideration of Director Nominees
Shareholder Nominees
The Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, the Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by our bylaws and should be mailed or faxed, addressed to:
Secretary
Atlas Corp.
23 Berkeley Square
London, United Kingdom
W1J 6HE
Fax: +44 843 320 5270
In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 5.
Independent Director Meetings
Our independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board
Individuals may communicate with the Board by writing to it by mail or facsimile addressed to:
Atlas Corp.
c/o Seaspan Ship Management Ltd.
Suite 2600-200 Granville Street
Vancouver, BC V6C 1S4
Canada
Attention: Chairman of the Board of Directors
Fax: 604-648-9782
Communications that are intended specifically for independent directors should also be sent to the above address.

EXECUTIVE OFFICERS
Please read “Item 6. Directors, Senior Management and Employees—A. Directors, Senior Management and Key Employees” in our 2020 Annual Report on Form 20-F for details regarding our executive officers.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, Seaspan’s private placement with affiliates of Fairfax in 2018 by which Fairfax became a related party as well as subsequent private placements with affiliates of Fairfax, our acquisition of APR Energy Limited and other matters. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2020 Annual Report on Form 20-F.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.
In 2020, each non-employee member of the Board, other than David Sokol, received the following annual retainers and fees. Each non-employee director received an annual cash retainer of US$70,000. The chair of the audit committee received an annual payment of US$20,000 and each other member of the audit committee received an annual payment of US$10,000 for the regular quarterly committee meetings. The chair of the compensation and governance committee received an annual payment of US$20,000 and each other member of the compensation and governance committee received an annual payment of US$10,000 for the regular quarterly committee meetings. Each audit committee member and each compensation and governance committee member also received a payment of US$1,500 for each additional committee meeting attended during the calendar year.
All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors, other than Mr. Sokol, who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of US$1,500 per meeting.
Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our Board or any committee.
For services during the year ended December 31, 2020, Atlas directors and management (14 people in 2020) received aggregate cash compensation of approximately US$5.2 million. We do not have a retirement plan for members of our management team or our directors.
The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.
Employment Agreement with CEO Bing Chen
In October 2017, Seaspan entered into an employment agreement with Mr. Bing Chen to serve as its chief executive officer; this agreement was amended in August 2018 (as amended and restated, the “Prior Employment Agreement”). For more information about the Prior Employment Agreement with Mr. Chen, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with CEO Bing Chen” in our 2019 Annual Report on Form 20-F.
In June 2020, effective as of January 1, 2021, Seaspan entered into an amended and restated executive employment agreement with Mr. Chen (the “Existing Employment Agreement”) to serve as chief executive officer of Seaspan. Pursuant to the Existing Employment Agreement, Mr. Chen also performs services for such other Atlas companies as may from time to time be requested by the Board, including but not limited to serving as chief executive officer of Atlas. Pursuant to the Existing Employment Agreement, Mr. Chen receives an annual base salary of US$950,000 and is eligible to receive annual performance-based cash and stock bonuses, each of up to 120% of base salary. In connection with the signing of the Existing Employment Agreement, Mr. Chen received a grant of 1,500,000 restricted stock units and a grant of stock options to acquire

1,500,000 common shares at a price of US$7.80 per share, each award vesting in equal tranches over five years commencing December 31, 2021. The restricted stock units and stock options are subject to certain “claw-back” rights should Mr. Chen’s employment be terminated in certain circumstances.
As with the Prior Employment Agreement, Mr. Chen will be entitled to severance payments (including partial vesting of restricted stock and stock options) of approximately one year of total compensation if we terminate the Existing Employment Agreement or his employment without “cause” or if he terminates his employment for “good reason”. The severance payments will increase to approximately two years of total compensation for any such terminations in connection with or within 12 months after a “change of control” (as defined in the Existing Employment Agreement).
Employment Agreements with Other Senior Management
Our senior management other than Mr. Chen, including Graham Talbot, Tina Lai, Karen Lawrie, Torsten Holst Pedersen, Sarah Pybus and Krista Yeung, have employment arrangements with Seaspan Ship Management Limited (“SSML”), a wholly owned subsidiary of Atlas.
Equity Incentive Plan
Atlas has a Stock Incentive Plan (the “Plan”) which is administered by the Board and under which its officers, employees and directors may be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Board/committee. Under the Plan, 10,000,000 common shares are reserved for issuance in connection with vested or exercised equity-based awards.
In January and February 2020, each of Atlas’s non-employee directors, other than Mr. Sokol, was awarded 8,582 restricted shares, which vested on January 1, 2021. In August 2020, Mr. Sokol, chairman of the Board, received a grant of 1,000,000 restricted shares which vested on December 31, 2020, subject to a “claw-back” period from January 1, 2021 to December 31, 2022.
In February 2020, Mr. Chen was granted 130,955 common shares, vesting in equal tranches over a three-year period commencing on the date of grant. In June 2020, Mr. Chen received a grant of 1,500,000 restricted stock units and a grant of stock options to acquire 1,500,000 common shares at a price of $7.80 per share, each award vesting in equal tranches over five years commencing December 31, 2021. The restricted stock units and stock options are subject to certain “claw-back” rights should Mr. Chen’s employment be terminated in certain circumstances. The stock options expire on June 24, 2030.
In 2020, Atlas also granted an aggregate 75,405 restricted stock units to executive officers, other than Mr. Chen, of which certain of these grants vested immediately, with the remainder vesting on February 28 of 2021 and 2022. In September 2020, 71,799 restricted stock units granted in 2019 and 2020 were forfeited.
SSML has a Cash and Equity Bonus Plan (“CEBP”) under which its key employees are eligible to receive awards comprised of 2/3 cash and 1/3 common shares under the Plan. The purpose of the CEBP is to align the interests of SSML’s management with the interests of Atlas. In 2020, under the CEBP, SSML granted 8,818 common shares to Atlas executive officers for the equity portion of the award.
In June 2020, Atlas established the Atlas Corp. Equity Bonus Plan (“EBP”) under which employees of Atlas and its subsidiaries who do not participate in the CEBP may receive equity bonus awards. Like the CEBP, the purpose of the EBP is to align the interests of Atlas personnel with the interests of Atlas.

REPORT OF THE COMPENSATION AND GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION
Our executive compensation program is administered by the compensation and governance committee of the Board.
Executive Compensation Philosophy
The compensation and governance committee is responsible for, among other things, reviewing and evaluating the executive compensation of our chief executive officer, our chief financial officer and other senior officers, and our directors. Generally, the goals of our compensation program are to:
•	attract, retain and motivate a high-caliber executive leadership team;
•	pay competitively and consistently within an appropriately defined market;
•	align executive compensation with shareholder interests; and
•	link compensation to our performance and the individual performance of our executive officers and directors.
Executive Compensation Practices
Every two years, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.
Components of Executive Compensation
Base Pay
Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2020 was established by an employment agreement, as amended, between Seaspan and Mr. Chen (the “Prior Employment Agreement”). For more information about the Prior Employment Agreement with Mr. Chen, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with CEO Bing Chen” in our 2019 Annual Report on Form 20-F. For more information about our Existing Employment Agreement with Mr. Chen, please read “Compensation of Directors and Executive Officers—Employment Agreement with CEO Bing Chen” on page 10.
The base pay for our other executive officers is also established by employment agreements between each such officer and our subsidiary Seaspan Ship Management Ltd.
Annual Bonus
Our annual bonus program for our executive officers, including Mr. Chen, focuses on matching the reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus includes cash and stock-based compensation, which will be evaluated and determined by the compensation and governance committee in conjunction with the chief executive officer.
Equity Incentive Plan
The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our shareholders. The Plan is also intended to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.
The undersigned members of the Compensation and Governance Committee have submitted this Report of the Compensation and Governance Committee to the Board.
Lawrence Simkins, Chair
Lawrence Chin
David Sokol

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding beneficial ownership of our common shares as of September 10, 2021 (except as otherwise noted) by:
•	each person or entity known by us to beneficially own more than 5% of our common shares;
•	each of our current directors;
•	each of our current executive officers; and
•	all our current directors and all current executive officers as a group.
The information presented in the table is based on information filed with the SEC and information provided to Atlas on or before September 10, 2021.
The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of November 9, 2021 (60 days after September 10, 2021). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.
Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Fairfax Financial Holdings Limited(2)	130,981,389	47.1%
Dennis R. Washington(3)	46,383,623	18.8%
Copper Lion, Inc.(4)	14,007,238	5.7%
David Sokol(5)	3,000,000	1.2%
Bing Chen	*	*
Lawrence Chin(6)	*	*
John C. Hsu	*	*
Nicholas Pitts-Tucker	*	*
Lawrence R. Simkins(6)	*	*
Katie Wade	*	*
Stephen Wallace	*	*
Graham Talbot	*	*
Tina Lai	*	*
Karen Lawrie	*	*
Torsten Holst Pedersen	*	*
Sarah Pybus	*	*
Krista Yeung	*	*
All directors and executive officers as a group (14 persons)(7)	4,355,916	1.8%
*	Less than 1%.
(1)
Percentages are based on the 247,007,580 common shares that were issued and outstanding on September 10, 2021; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on September 10, 2021 plus 31,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)
The number of common shares shown for Fairfax consists of 99,981,389 common shares and warrants exercisable for up to 31,000,000 common shares. As of September 23, 2021, Fairfax had not exercised any of such warrants. This information is based on SEC filings and information provided by Fairfax and certain affiliates on or before September 10, 2021. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 130,981,389 common shares beneficially owned by Fairfax. The address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7. The information reports that an additional 678,021 common shares are beneficially owned by V. Prem Watsa, the chairman and chief executive officer of Fairfax.

(3)
The number of common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”), Washington Investments, LLC (“Washington Investments”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or before September 3, 2021. The address for Deep Water and Washington Investments is c/o Washington Corporations 101 International Drive, P.O. Box 16630, Missoula, Montana, 59808. Lawrence R. Simkins, the manager of Deep Water and Washington Investments and a director of the Company, has voting and investment power with respect to the common shares held by Deep Water.
(4)
The number of common shares shown for Copper Lion, Inc. (“Copper Lion”) includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion on or before September 3, 2021. The address for Copper Lion is 199 East Pearl Ave., Suite 102, P.O. Box 2490, Jackson, Wyoming, 83001. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder. Lawrence R. Simkins and David Sokol, directors of the Company, are directors of Copper Lion.

(5)
The Sokol Family Foundation, a charitable foundation of which David Sokol is a director, beneficially owns 1,658,359 common shares of the Company. Mr. Sokol disclaims beneficial ownership of such shares. This information was provided to us by Mr. Sokol on or about August 25, 2021.

(6)
The number of common shares shown for Messrs. Lawrence Chin and Lawrence R. Simkins includes shares beneficially or directly owned by them as well as by certain members of their respective families. This information was provided to us by Messrs. Chin and Simkins on or about September 3, 2021.

(7)	Includes an aggregate 300,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018.
The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.
As of September 10, 2021, a total of 65,921,899 of our common shares were held by 42 holders of record in the United States.
We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS
The Board currently consists of eight members. At the 2021 annual meeting, eight directors will be elected to serve for one-year terms until the 2022 annual meeting and until their successors are elected and have been qualified. The nominees for election at the 2021 annual shareholder meeting are set forth below. Votes may not be cast at the 2021 annual shareholder meeting for a greater number of director nominees than eight.
Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.
If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.
The eight persons receiving the highest number of “FOR” votes represented by our common shares, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.
The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Bing Chen, Graham Talbot and Karen Lawrie, or any of them, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.
Nominees Lawrence Chin and Stephen Wallace have been designated for election to the Board by certain affiliates of Fairfax, pursuant to rights granted to such investors under the subscription and exchange agreement pursuant to which we completed an exchange (the “Exchange”) of an aggregate of $300,000,000 of senior notes of Seaspan, which were held by certain affiliates of Fairfax, for 12,000,000 Series J preferred shares and 1,000,000 warrants to purchase common shares of the Company. For additional information about the Exchange, please read our Report on Form 6-K furnished to the SEC on June 14, 2021.
The Board recommends a vote “FOR” the election to the Board of each of the following nominees:
Bing Chen Director of Atlas since November 2019 and director of Seaspan since January 2018 Age 54
Bing Chen is President and Chief Executive Officer and a director of Atlas. Mr. Chen also currently serves as the chairman of the board of directors and President and Chief Executive Officer of Seaspan. Over his 25-year career, Mr. Chen has held executive positions in Asia, Europe and North America. Most recently, he served as the chief executive officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the director and general manager for Trafigura Investment (China), where he was responsible for the P&L of domestic and international commodities trading in the country. Between 2009 and 2011, he was in charge of building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held executive roles across Europe, including as chief executive officer and chief financial officer of industrial leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Lawrence Chin Director of Atlas since November 2019; previously a director of Seaspan Age 45
Lawrence Chin is a director of Atlas and a member of the compensation and governance committee. Mr. Chin served as a director of Seaspan from April 2018 to March 2020. Lawrence Chin has over 22 years of experience in global capital markets and currently serves as Chief Operating Officer of Hamblin Watsa Investment Counsel Ltd. (“HWIC”). HWIC, a wholly owned subsidiary of Fairfax Financial Holdings Limited, provides global investment management services to the insurance and reinsurance subsidiaries of Fairfax. Mr. Chin previously served as Senior Vice President at one of the largest investment management firms in Canada.

John C. Hsu Director of Atlas since November 2019 and director of Seaspan since April 2008 Age 57
John Hsu is a director of Atlas and a member of the audit committee. Mr. Hsu has also been a director of Seaspan since April 2008. For generations, Mr. Hsu’s family has owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of the family’s single-family office, OSS Capital, a member of the Advisory and Investment Committee of Isola Capital Group (a multifamily office based in Hong Kong that manages direct investments in private equity), and also holds directorships in various private companies and NGOs. From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. Since 1998, he has been chief investment officer of Matrix Global Investments, a hedge fund of US listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Master of Business Administration degree from Columbia University and is fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker Director of Atlas since November 2019; previously a director of Seaspan Age 69
Nicholas Pitts-Tucker is a director of Atlas and serves as the chair of the audit committee. Mr. Pitts-Tucker served as a director of Seaspan from April 2010 to March 2020. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over ten years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. From December 2010 to February 2021, Mr. Pitts-Tucker served as a director of BlackRock Frontiers Investment Trust PLC, listed on the London Stock Exchange. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins Director of Atlas since November 2019; previously a director of Seaspan Age 60
Larry Simkins is a director of Atlas and serves as chair of the compensation and governance committee. Mr. Simkins served as a director of Seaspan from April 2017 to March 2020. Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of Atlas’s second largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 6,000 people worldwide, generating nearly

US$2 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of trustees of Gonzaga University and the Boy Scouts of America-Montana Council. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

David Sokol Director of Atlas since November 2019; previously a director of Seaspan Age 65
David Sokol is the chairman of the Board and serves as a member of the compensation and governance committee. Mr. Sokol served as a director of Seaspan from April 2017 to March 2020, including as chairman from July 2017. Over his 40-year career, Mr. Sokol has founded three companies, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol currently sits on a number of boards, including the Horatio Alger Association and The Horatio Alger Association Foundation. Mr. Sokol he has chaired five corporate boards and over a dozen charitable or community boards. Mr. Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.

Katie Wade Director of Atlas September 2021 Age 48
Katie Wade is a director of Atlas. Ms. Wade currently serves as the Chief Financial Officer of Lloyd’s managing agency AEGIS London, a specialist insurer offering specialist expertise and leadership to clients in more than 180 countries, across a broad range of industry groups. Over her 25 year career in financial services, she previously held positions as the Chief Financial Officer for ERS, the specialist motor insurer and syndicate, Aspen Insurance UK Limited and Aspen Managing Agency Limited, and ACE Tempest Re, after having held various positions within the audit profession including with PwC. Ms. Wade is a fellow of the Institute of Chartered Accountants of England and Wales and a Liveryman of the Worshipful Company of Insurers.

Stephen Wallace Director of Atlas since November 2019; previously a director of Seaspan Age 65
Stephen Wallace is a director of Atlas and a member of the audit committee. Mr. Wallace served as a director of Seaspan from April 2018 to March 2020. Mr. Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. He currently sits on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS
The audit committee of the Board has appointed KPMG LLP, Chartered Professional Accountants, to audit our consolidated financial statements for the fiscal year ending December 31, 2021. KPMG LLP, Chartered Professional Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 and also provided certain tax services during the fiscal years ended December 31, 2020 and December 31, 2019. Please read “Principal Accountant Fees and Services” on page 19.
The Board recommends a vote “FOR” the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Atlas’s independent auditors for the fiscal year ending December 31, 2021. If the appointment is not ratified, the audit committee of the Board will consider whether we should retain this firm as Atlas’s independent auditors.
Vote Required
Ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2021, requires the affirmative vote of a majority of our common shares present in person or represented by proxy and entitled to be voted at the meeting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for 2020 was KPMG LLP, Chartered Professional Accountants.
Fees Incurred by us for KPMG LLP’s Services
In 2020 and 2019, the fees (expressed in millions of United States dollars) billed to us by the accountants for services rendered were as follows:
	2020	2019
Audit Fees	$3.4	$1.0
Tax Fees	2.4	1.4
	$5.8	$2.4
Audit Fees
Audit fees for 2020 include fees related to our annual audit, quarterly reviews, and accounting consultations. The 2020 fees also include audit related fees for various registration statements and securities offerings. The fees for 2020 include the audits for various APR Energy subsidiaries and the audit of the purchase price allocation for the acquisition of APR Energy.
Audit fees for 2019 include fees related to our annual audit, quarterly reviews and accounting consultations and audit related fees that relate to various registration statements.
Tax Fees
Tax fees for 2020 and 2019 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns. The fees for 2020 include tax compliance and advisory related to APR Energy.
All Other Fees
No other fees for 2020 or 2019 were paid to our principal accountants.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2020 and 2019.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
The audit committee of the Board assists the Board in fulfilling its responsibilities for oversight of:
•	the integrity of our consolidated financial statements;
•	our compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of our internal audit function and independent auditors.
The audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.
Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Professional Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.
In this context, the audit committee reports as follows:
(1)	The audit committee reviewed and discussed with our management the audited consolidated financial statements of Atlas Corp. for year ended December 31, 2020 (the “Financial Statements”).
(2)
The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 1301, as adopted by the U.S. Public Company Accounting Oversight Board, as amended or modified.

(3)
The audit committee received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and discussed the matter of independence with the independent auditors.

(4)
Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee recommended to the Board, and the Board approved, that the Financial Statements be included in our 2020 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report of the Audit Committee to the Board.
Nicholas Pitts-Tucker, Chair
John C. Hsu
Stephen Wallace